Mail Stop 03-06


May 16, 2005

By U.S. Mail and Facsimile to (630) 562-2431

Mr. Jeff Figlewicz
Corporate Controller
M Wave, Inc.
475 Industrial Drive
West Chicago, IL 60185

      RE: 	M Wave, Inc
      	Form 10-KSB for the year ended December 31, 2004
      	File No.  000-19944

Dear Mr. Figlewicz,

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the year ended December 31, 2004

Item 6 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 13

Comparison of 2004 vs. 2003

Gross Profit and Cost of Goods Sold

1. We see that your gross profit (loss) increased from (12%) to
18%
of sales in 2004. We note your disclosure that "RF typically has lower margins when compared to digital product" would lead investors to believe your margins in 2004 would decrease from their 2003 levels, given that the percentage of your RF sales significantly increased in 2004. In future filings please provide more specific disclosure about the actual factors responsible for the significant change in gross margin (as a percentage of sales) in 2004 and remove any confusing disclosures about the impact of sales mix on your gross margins.

Operating Expenses

2. We note your significant impairment losses on real estate and building equipment in 2003. If you incur similar charges in future periods, please include the following disclosures in accordance with
SFAS 144 in your filings:

* description of the facts and circumstances leading to the impairment,
* the method and principal assumptions for determining the fair value at each year end,
* the expected manner and timing of that disposal, if applicable, and
* the carrying amount of such assets at year end.

Financial Statements

Note 2 - Significant Accounting Policies - Page 25

Revenue Recognition

3. In future filings revise your revenue recognition policy disclosure to specifically address your accounting policy for all material revenue generating activities. For example, please address how you recognize revenue for customized products and products bought and sold on a consignment basis as well as for sales where you have any post-shipment obligations. Also discuss how you account for any price protection provisions and rights of return provided to customers.


Stock based compensation

4. In future filings please disclose your method and the significant assumptions you made in determining your pro-forma stock based compensation expense.

5. As related matter we note your references to the Black-Scholes
Option Pricing Model for several other equity issuances but you do not provide investors with your assumptions for such issuances.
In
future filings please disclose your assumptions for all significant equity instrument issuances.

Note 12.  Preferred Stock - Page 36

6. We see your preferred stock has liquidation preferences and is presented in permanent equity. When preparing future filings, please make sure such presentation complies with the guidance at Statement
150, ASR 268 and the interpretive guidance in EITF D-98, as applicable.

Item 8A - Controls and Procedures - Page 39

7. We note your disclosure that management has concluded that your disclosure controls and procedures are effective "in timely alerting them to material information relating to the Company required to be included in our periodic filings with the Securities and Exchange Commission." The language that is currently included after the word
"effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Exhibit 31 - Page 47

8. We note that the certifications filed as Exhibits 31 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31 pursuant to Part III.E of Release
No. 8238. Accordingly, please amend your Form 10-KSB for the year ended December 31, 2004 with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601of Regulation S-B.

*	*	*	*


	As appropriate, please amend your December 31, 2004 Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Angela Crane, Branch Chief at (202) 551- 3554.


      								  Sincerely,


								  Jay Webb
								  Reviewing Accountant
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Mr. Jeff Figlewicz
M Wave, Inc
May 16, 2005
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